

March 13, 2012

Via U.S. Mail
Yulia Goldfinger
Principal Executive Officer
Avalanche International, Corp.
5025 Pare, Unit 611
Montreal, QC, Canada H4P1P4

> **Re:** **Avalanche International, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 29, 2012**
> **File No. 333-179028**

Dear Ms. Goldfinger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

Corporate Background and Business Overview, page 6

1. We note your response to comment 5 in our letter dated February 14, 2012. Please also revise this section of your prospectus to state that you believe that you can continue as a going concern for approximately four months without obtaining additional working capital. Additionally, please provide greater detail about this estimate and its impact on your financial condition in the Risk Factors and Management's Discussion and Analysis sections of your prospectus, including, if true, that if you are unable to obtain additional working capital your business may fail.

The Offering, page 7

2. We note your response to comment 7 in our letter dated February 14, 2012. Please tell us what consideration you gave to including a risk factor detailing the risks associated with the fact that investors will not receive share certificates upon subscription and that they may have to wait up to 210 days before receiving share certificates.

Management, page 32

Biographical Information and Background of Officers and Directors, page 32

3. We note your response to comment 22 in our letter dated February 14, 2012 and the related revisions to your disclosure. Please disclose Ms. Goldfinger's principal occupation and employment in the time between her resignation with Alians, LLC in 2007 and the incorporation of your company in April 2011. Refer to Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Thomas E. Stepp, Jr.
       Stepp Law Corporation